UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

Bogotá D.C., November 08, 2021. As per the request of the Colombian Superintendency of Finance, Avianca Holdings S.A. (the “Company” or “Avianca”) clarifies, with respect to the relevant information published on November 3, 2021, in which the company mentioned that: ”it is [highly] likely that the competent authorities will procced to remove Avianca Holdings S.A. from the Colombian Registry of Securities and issuers (Registro Nacional de Valores y Emisores) resulting in the simultaneous delisting of the PFAVH shares from the BVC”, by referring to “[highly] likely” the Company considered responsible to communicate to the market that the competent authority has the authority—provided that certain circumstances occurred—to remove Avianca’s registration from the RNVE ex-officio.

Paragraph 5 of article 6.11.1.1.1 of Decree 2555 of 2010 states that “– the public offer of securities issued by foreign entities may be authorized when the foreign issuer has registered securities in one or more internationally recognized stock exchanges”.

The Company informed that, as reported to the market on June 1, 2020, by means of a notice from NYSE pursuant to Form 25-NSE that all the conditions precedent to delisting the Company’s ADSs set forth under SEC Rule 12d2-2(b) had been satisfied, and the Company’s ADSs were deregistered under Section 12 (b) of the Securities Exchange Act of 1934.

Further, Avianca informs that, pursuant to the terms of the plan of reorganization approved by the Bankruptcy Court for the Southern District of New York, it has requested Bank of New York Mellon, as Depositary, the immediate termination of its ADS deposit agreement. Upon conclusion of the above referenced processes Avianca, as a foreign issuer, will no longer meet one of the necessary requirements to be registered with the RNVE.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortés, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary